February 20, 2018
Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

Attention:     Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction

Re:    Deckers Outdoor Corporation
Form 10-K for Fiscal Year Ended March 31, 2017
Filed May 30, 2017
File No. 001-36436

Dear Mr. O’Brien:
This letter is being respectfully submitted by Deckers Outdoor Corporation, a Delaware corporation (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above-referenced Annual Report on Form 10-K (the “Form 10-K”) contained in the Staff letter dated January 24, 2018 (the “Letter”).
The Company’s response is preceded by a reproduction of the Staff’s comment as set forth in the Letter. Consistent with the presentation of the Company’s financial statements in the Form 10-K, all dollar amounts set forth in this letter are presented in thousands, unless otherwise indicated. References in this letter to “fiscal year 2018” are to the fiscal year ending March 31, 2018, references to “fiscal year 2017” are to the fiscal year ended March 31, 2017, and references to “fiscal year 2016” are to the fiscal year ended March 31, 2016.
Form 10-K for Fiscal Year Ended March 31, 2017
Financial Statements, page F-1
Note 2 - Restructuring, page F-18

1.
We note you recorded material restructuring charges of approximately $29,100 and $24,800 during your fiscal years 2017 and 2016, respectively. Please expand your disclosure to quantify the total amount of costs expected to be incurred and the cumulative amount incurred to date, net of any adjustments, on a consolidated and reportable segment level for which costs were incurred. Further, to the extent material, quantify the anticipated future cost savings at the consolidated and reportable segment levels along with the timing of the future cost savings. In subsequent periods, disclose if the anticipated cost savings were realized. If actual savings are not achieved as expected or are achieved in periods other than as expected, disclose the reasons and estimated effects on your operating results and liquidity. Refer to ASC 420-10-50 and SAB Topic 5:P.4 for guidance. This also applies to your interim reports on Form 10-Q.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises that management considered various disclosure requirements, including ASC 420-10-50 and SAB Topic 5:P.4, in connection with its initial preparation of the consolidated financial statements, accompanying notes and related disclosures included in the Form 10-K.

Due to the timing of the Company’s receipt of the Letter relative to the timing of the filing of its Form 10-Q for the third quarter ended December 31, 2017, which the Company filed with the SEC on February 9, 2018 (the “Third Quarter Form 10-Q”), the Company considered the Staff comment set forth in the Letter, including the references to the specific disclosure requirements set forth in ASC 420-10-50 and SAB Topic 5:P.4, in connection with preparing its disclosures related to the restructuring under the headings “Note 2. Restructuring” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the Third Quarter Form 10-Q (the “Form 10-Q Restructuring Disclosure”).

The Company then used the Form 10-Q Restructuring Disclosure as a model to prepare expanded disclosures under the headings “Note 2. Restructuring,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and “Business” in the Form 10-K (the “Revised Form 10-K Disclosure”). Based on management’s analysis of the various disclosure requirements applicable to the Form 10-K, including ASC 420-10-50 and SAB Topic 5:P.4, below under the heading “Revised Form 10-K Disclosure” is the disclosure that the Company would have included in the Form 10-K in response to the Staff comment in the Letter. In addition, for ease of reference of the Staff, below under the heading “Form 10-Q Restructuring Disclosure” is the disclosure that the Company disclosed in the Third Quarter Form 10-Q relating to the restructuring.

Revised Form 10-K Disclosure
Note 2. Restructuring

In February 2016, the Company announced the implementation of a multi-year restructuring plan which is designed to realign the Company’s brands across its Fashion Lifestyle and Performance Lifestyle brand groups, optimize the Company’s retail store fleet, and consolidate management and operations. In general, this restructuring plan is intended to streamline brand operations, reduce overhead costs, create operating efficiencies, and improve collaboration.

In connection with the restructuring plan, the Company closed 25 retail stores as of March 31, 2017 and consolidated its brand operations and corporate headquarters. The Company has incurred cumulative restructuring charges of approximately $53,900 since commencement of its restructuring plan through March 31, 2017, including approximately $29,100 and $24,800 during fiscal years 2017 and 2016, respectively. Restructuring charges of approximately $29,100 and $22,800 were recognized in SG&A expenses, and approximately $0 and $2,000 were recognized in cost of sales in the consolidated statements of comprehensive income (loss) during fiscal years 2017 and 2016, respectively.

Restructuring charges by reportable operating segment are as follows:

	Years Ended March 31,		Cumulative Restructuring Charges
	2017	2016
UGG brand wholesale	$2,100	$—	$2,100
Sanuk brand wholesale	100	3,000	3,100
Other brands wholesale	100	2,500	2,600
Direct-to-Consumer	12,900	10,500	23,400
Unallocated overhead costs	13,900	8,800	22,700
Total restructuring charges	$29,100	$24,800	$53,900

Of the cumulative restructuring charges incurred through March 31, 2017, approximately $11,100 remained accrued as of that date, with approximately $6,600 and $4,500 reflected in short-term and long-term liabilities, respectively, in the consolidated balance sheets. The specific categories of restructuring charges, as well as payments associated with the related accrued liabilities, were as follows:

	Lease termination costs	Retail store fixed asset impairments	Severance costs	Software and office fixed asset impairments	Termination of various contracts and other services*	Total
Fiscal year 2016 charges	$8,900	$5,800	$4,000	$3,800	$2,300	$24,800
Paid in cash	(1,200)	—	(600)	—	—	(1,800)
Non-cash	—	(5,800)	—	(3,800)	(500)	(10,100)
Liability as of March 31, 2016	7,700	—	3,400	—	1,800	12,900
Additional charges	9,000	3,600	5,800	3,200	7,500	29,100
Paid in cash	(12,000)	—	(6,400)	—	(5,400)	(23,800)
Non-cash	—	(3,600)	(300)	(3,200)	—	(7,100)
Liability as of March 31, 2017	$4,700	$—	$2,500	$—	$3,900	$11,100

* Includes restructuring charges for office consolidation costs.

The Company currently does not anticipate incurring material restructuring charges in future periods, though a reduction of Company-owned retail stores remains a focus for the Company.

As a result of the implementation of this restructuring plan, the Company expects to realize additional SG&A expense savings by fiscal year end 2020. Refer to the section entitled “Recent Developments” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of this Annual Report on Form 10-K for further information.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Restructuring Plan. In February 2016, we announced the implementation of a multi-year restructuring plan which is designed to realign our brands, optimize our retail store fleet, and consolidate our management and operations. As part of this restructuring plan, and in furtherance of our Omni-Channel strategy, we realigned our brands across two groups: Fashion Lifestyle and Performance Lifestyle. The Fashion Lifestyle group includes the UGG and Koolaburra brands. The Performance Lifestyle group includes the Teva, Sanuk and Hoka brands.

We believe our retail stores remain an important component of our Omni-Channel strategy; however, in light of the recent and continuing changes in the retail environment, we also believe it is prudent to further reduce our global brick and mortar footprint, which we expect to continue to do. Accordingly, we anticipate generating future cost savings associated with changes in our retail presence. We are continually evolving our retail store strategy to align with our long-term objectives, and we currently believe that the optimal target worldwide retail store count is approximately 125 owned stores. We anticipate closing stores or converting stores to partner retail stores in our wholesale channel to reach our target store count. The majority of our remaining store closures are expected to occur as store leases expire rather than incurring potentially significant lease termination fees. However, the actual number of owned stores as of any particular date is subject to uncertainty as a result of numerous factors, including, but not limited to, the actual and projected costs associated with closing or converting stores, the actual and estimated results of operations of each store and our DTC business generally, and continuing changes in consumer buying behaviors and the retail environment.

In connection with our restructuring plan, we closed 25 retail stores, including five retail stores during fiscal year 2016 and 20 retail stores during fiscal year 2017, and consolidated several offices as of March 31, 2017. In fiscal year 2016, we relocated our Sanuk brand operations in Irvine, California to our corporate headquarters in Goleta, California and closed our Ahnu brand operations in Richmond, California, as well as consolidated our European offices. During calendar year 2017, we began to leverage elements, including particular styles, of the Ahnu brand under the Teva brand. We have incurred cumulative restructuring charges of approximately $53,900 from the commencement of our restructuring plan through March 31, 2017, including approximately $29,100 and $24,800 during fiscal years 2017 and 2016, respectively. Restructuring charges of approximately $29,100 and $22,800 were recognized in selling, general and administrative (SG&A) expenses, and approximately $0 and $2,000 were recognized in cost of sales in the consolidated statements of comprehensive income (loss) during fiscal years 2017 and 2016, respectively.

The following table summarizes these restructuring charges by category:

	Years Ended March 31,		Cumulative Restructuring Charges
	2017	2016
Lease termination costs	$9,000	$8,900	$17,900
Retail store fixed asset impairments	3,600	5,800	9,400
Severance costs	5,800	4,000	9,800
Software and office fixed asset impairments	3,200	3,800	7,000
Termination of various contracts and other services*	7,500	2,300	9,800
Total restructuring charges	$29,100	$24,800	$53,900

* Includes restructuring charges for office consolidation costs.

We currently do not anticipate incurring material restructuring charges in future periods, though reduction of our owned retail stores remains a focus.

As a result of the implementation of our restructuring plan, we expect to realize an annualized SG&A expense reduction in the consolidated statements of comprehensive income (loss) totaling approximately $85,000 by March 31, 2020. The annualized SG&A expense savings are expected to be primarily derived from reductions in payroll and related benefits, depreciation and amortization, rent and occupancy costs for retail stores and offices, as well as reductions in other operating costs.

As of March 31, 2017, we realized approximately $44,000 of annualized SG&A expense savings out of the anticipated $85,000 of savings from our restructuring plan. The realized SG&A expense savings by reportable operating segment is as follows:

UGG brand wholesale	$800
Sanuk brand wholesale	1,100
Other brands wholesale	800
Direct-to-Consumer	24,000
Unallocated overhead costs	17,300
Total	$44,000

We expect to realize approximately $41,000 of additional annualized SG&A expense reductions from our restructuring plan. The additional annualized SG&A expense savings are expected to be primarily derived from further reductions in payroll and related benefits, depreciation and amortization, rent and occupancy expense, and other operating costs related to the termination of retail store leases and the conversion of certain of our foreign owned retail stores to partner retail stores. These additional savings are expected to primarily impact the DTC reportable operating segment and to be fully realized by fiscal year end 2020. However, both the amount and timing of the actual savings we may achieve as a result of the restructuring plan are uncertain based upon numerous factors, including, but not limited to, the timing of lease terminations and store closures, the actual costs associated with closing or converting stores and the timing of the realization of those costs, and the actual and estimated results of operations of each store.

Refer to Note 2, “Restructuring,” of our consolidated financial statements in Part IV of this Annual Report on Form 10-K for further information regarding our restructuring plan.

Item 1. Business

Recent Developments

Restructuring Plan. In February 2016, we announced the implementation of a multi-year restructuring plan which is designed to realign our brands, optimize our retail store fleet, and consolidate our management and operations. As part of this restructuring plan, and in furtherance of our Omni-Channel strategy, we realigned our brands across two groups: Fashion Lifestyle and Performance Lifestyle. The Fashion Lifestyle group includes the UGG and Koolaburra brands. The Performance Lifestyle group includes the Teva, Sanuk and Hoka brands.

In connection with our restructuring plan, we closed 25 retail stores, including five retail stores during fiscal year 2016 and 20 retail stores during fiscal year 2017, and consolidated several offices as of March 31, 2017. In fiscal year 2016, we relocated our Sanuk brand operations in Irvine, California to our corporate headquarters in Goleta, California and closed our Ahnu brand operations in Richmond, California, as well as consolidated our European offices. We have incurred cumulative restructuring charges of approximately $53,900 from the commencement of our restructuring plan through March 31, 2017, including approximately $29,100 and $24,800 during fiscal years 2017 and 2016, respectively. Restructuring charges of approximately $29,100 and $22,800 were recognized in selling, general and administrative (SG&A) expenses, and approximately $0 and $2,000 were recognized in cost of sales in the consolidated statements of comprehensive income (loss) during fiscal years 2017 and 2016, respectively.

As part of our continuing evaluation of our retail store fleet, we identified additional stores for closure during the year ended March 31, 2017. We expect to continue to reduce our retail footprint. We are continually evolving our retail store strategy to align with our long-term objectives, and we currently believe that the optimal target worldwide retail store count is approximately 125 owned stores by fiscal year end 2020. We anticipate closing stores or converting stores to partner retail stores in our wholesale channel to reach our target store count.

Refer to Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Note 2, “Restructuring,” to our consolidated financial statements in Part IV of this Annual Report on Form 10-K for further information on our restructuring efforts, and the impact to our results of operations and our reportable operating segments.

Form 10-Q Restructuring Disclosure

Note 2. Restructuring
Restructuring Charges
In February 2016, the Company announced the implementation of a multi-year restructuring plan which is designed to realign its brands across our Fashion Lifestyle and Performance Lifestyle brand groups, optimize the Company’s retail store fleet, and consolidate management and operations. In general, this restructuring plan is intended to streamline brand operations, reduce overhead costs, create operating efficiencies, and improve collaboration.
In connection with the restructuring plan, the Company closed 27 retail stores as of December 31, 2017, and consolidated its brand operations and corporate headquarters. The Company has incurred cumulative restructuring charges of $55,324 since the commencement of the restructuring plan through December 31, 2017. Of this amount, $149 and $1,667 of restructuring charges were recorded in selling, general and administrative expenses (SG&A) in the condensed consolidated statements of comprehensive income during the three and nine months ended December 31, 2017, respectively.

Restructuring charges by reportable operating segment are as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,		Cumulative Restructuring Charges*
	2017	2016	2017	2016
UGG brand wholesale	$—	$—	$—	$574	$2,238
Sanuk brand wholesale	—	—	—	—	3,068
Other brands wholesale	—	—	—	—	2,263
Direct-to-Consumer	149	3,233	149	4,628	23,454
Unallocated overhead costs	—	1,712	1,518	2,375	24,301
Total restructuring charges	$149	$4,945	$1,667	$7,577	$55,324

*Cumulative restructuring charges includes restructuring charges of $28,984 and $24,673, which were incurred during the fiscal years ended March 31, 2017 and 2016, respectively, as reported in the 2017 Annual Report.
Of the cumulative restructuring charges incurred through December 31, 2017, $5,077 remained accrued as of that date, with $1,428 reflected in short-term liabilities, and $3,649 reflected in long-term liabilities in the condensed consolidated balance sheets. The specific categories of restructuring charges, as well as payments associated with the related accrued liabilities, were as follows:

	Lease termination costs	Severance costs	Termination of various contracts and other services**	Total
Balance as of March 31, 2017	$4,572	$2,555	$3,953	$11,080
Additional charges	149	—	1,518	1,667
Paid in cash	(880)	(2,416)	(4,374)	(7,670)
Balance as of December 31, 2017	$3,841	$139	$1,097	$5,077

**Includes restructuring charges for office consolidation costs.
The Company currently does not anticipate incurring material restructuring charges in future periods, though reduction of Company-owned retail stores remains a focus for the Company.
As a result of the implementation of this restructuring plan, the Company expects to realize additional SG&A expense savings by fiscal year end 2020. Refer to the section entitled “Recent Developments” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part I, Item 2 of this Quarterly Report on Form 10-Q for further information.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
Restructuring Plan. In February 2016, we announced the implementation of a multi-year restructuring plan which is designed to realign our brands, optimize our retail store fleet, and consolidate our management and operations.
As part of this restructuring plan, and in furtherance of our Omni-Channel strategy, we realigned our brands across two groups: Fashion Lifestyle and Performance Lifestyle. The Fashion Lifestyle group includes the UGG and Koolaburra brands. The Performance Lifestyle group includes the Teva, Sanuk and Hoka brands.
During calendar year 2017, we began to leverage elements, including particular styles, of the Ahnu brand under the Teva brand. Effective as of the beginning of fiscal year 2018, operations for the Ahnu brand were discontinued and all styles are sold under the Teva brand. Results for the former Ahnu brand are now reported in the Teva brand wholesale reportable operating segment instead of the other brands wholesale reportable operating segment, as presented in the comparative prior period.

We believe our retail stores remain an important component of our Omni-Channel strategy; however, in light of the recent and continuing changes in the retail environment, we also believe it is prudent to further reduce our global brick and mortar footprint, which we expect to continue to do. Accordingly, we anticipate generating future cost savings associated with changes in our retail presence. We are continually evolving our retail store strategy to align with our long-term objectives, and we currently believe that the optimal target worldwide retail store count is approximately 125 owned stores. We anticipate closing stores or converting stores to partner retail stores in our wholesale channel to reach our target store count. The majority of our remaining store closures are expected to occur as store leases expire rather than incurring potentially significant lease termination fees. However, the actual number of owned stores as of any particular date is subject to uncertainty as a result of numerous factors, including, but not limited to, the actual and projected costs associated with closing or converting stores, the actual and estimated results of operations of each store and our DTC business generally, and continuing changes in consumer buying behaviors and the retail environment.
In connection with our restructuring plan, we have closed 27 retail stores as of December 31, 2017, and consolidated our brand operations and corporate headquarters. We have incurred total restructuring charges of $55,324 through December 31, 2017, with $149 and $1,667 of restructuring charges recorded in selling, general and administrative (SG&A) expense in the condensed consolidated statements of comprehensive income during the three and nine months ended December 31, 2017, respectively. We currently do not anticipate incurring material restructuring charges in future periods, though reduction of our owned retail stores remains a focus.
As a result of the implementation of this restructuring plan, we expect to realize an annualized SG&A expense reduction in the condensed consolidated statements of comprehensive income totaling approximately $85,000 by March 31, 2020. The SG&A savings are expected to be primarily derived from reductions in payroll and related benefits, depreciation and amortization, rent and occupancy costs for retail stores and offices, as well as reductions in other operating costs.
As of December 31, 2017, we realized approximately $45,000 of annualized SG&A expense savings out of the anticipated $85,000 of savings from our restructuring plan. The realized SG&A expense savings by reportable operating segment is as follows:

UGG brand wholesale	$800
Sanuk brand wholesale	1,100
Other brands wholesale	800
Direct-to-Consumer	25,000
Unallocated overhead costs	17,300
Total	$45,000

We expect to realize approximately $40,000 of additional annualized SG&A expense reductions from our restructuring plan. The additional SG&A savings are expected to be primarily derived from further reductions in payroll and related benefits, depreciation and amortization, rent and occupancy expense, and other operating costs related to the termination of retail store leases and the conversion of certain of our foreign owned retail stores to partner retail stores. These additional savings are expected to primarily impact the DTC reportable operating segment and to be fully realized by fiscal year end 2020. However, both the amount and timing of the actual savings we may achieve as a result of the restructuring plan are uncertain based upon numerous factors, including, but not limited to, the timing of lease terminations and store closures, the actual costs associated with closing or converting stores and the timing of the realization of those costs, and the actual and estimated results of operations of each store.
Refer to Note 2, “Restructuring,” of our condensed consolidated financial statements in Part I, Item 1 of this Quarterly Report on Form 10-Q for further information regarding our restructuring plan.

Acknowledgment
The Company respectfully confirms that, with respect to its future periodic reports, it will continue to disclose information about its restructuring efforts in accordance with ASC 420-10-50 and SAB Topic 5:P.4 and consistent with its response to the Staff’s comment as set forth in the Letter.
* * * * *

In responding to the Staff’s comment in the Letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions or if we can provide any additional information, please feel free to contact Ryan C. Wilkins, Esq. of Stradling Yocca Carlson & Rauth, our outside legal counsel, via telephone at 949-725-4115 or via electronic mail at rwilkins@sycr.com, or in his absence, Thomas Garcia, Esq., General Counsel, via telephone at 805-967-7611 or via electronic mail at tom.garcia@deckers.com.
Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:	David Powers
Chief Executive Officer
Deckers Outdoor Corporation

Thomas Garcia, Esq.
General Counsel
Deckers Outdoor Corporation

Ryan C. Wilkins, Esq.
Stradling Yocca Carlson Rauth, P.C.